UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                 SEC FILE NUMBER
                                    333-43126
                           NOTIFICATION OF LATE FILING

                                   FORM 10-QSB
                                  CUSIP NUMBER
                                   09063J 10 3
                        For Period Ended: March 31, 2006

              [Nothing in this form shall be construed to imply
                     that the Commission has verified any
                        information contained herein.]

                         PART I - REGISTRANT INFORMATION

                          GARDANT PHARMACEUTICALS, INC.
                (formerly known as BIOACCELERATE HOLDINGS, INC.)

                             Full Name of Registrant

                                 Not Applicable
                            Former Name if Applicable

                          712 Fifth Avenue, 19th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10019 City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the [X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b- 25 has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the Registrant on Form 10-QSB for the period ending March 31, 2006 could not be filed because management requires additional time to compile and verify the data required to be included in the report. It is anticipated that the report will be filed within five calendar days of the date the original report was due

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                              Linden Boyne               (212) 897-6849
                            -------------        -----------------------------
                                (Name)           (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        GARDANT PHARMACEUTICALS, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                          GARDANT PHARMACEUTICALS, INC.

                                           By /s/ Linden Boyne
                                           -------------------------------------
                                           Linden Boyne, Chief Financial Officer

                 Date: May 15, 2006